FORM SBSE-A Page 1 (Execution Page)	Application for Registration as a Security-based Swap Dealer and Major Security-based Swap Participant that is Registered or Registering with the CFTC as a Swap Dealer or Major Swap Participant Date: 11/01/2021 Applicant NFA Number: 0338960	Official Use	Official Use Only

WARNING:	Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of business as an SBS Entity, would violate the Federal securities laws and the laws of the *jurisdictions* and may result in disciplinary, administrative, injunctive or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE FEDERAL CRIMINAL VIOLATIONS.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

[x] APPLICATION	[ ] AMENDMENT

1. Exact name, principal business address, mailing address, if different, and telephone number of the *applicant*:

A. Full name of the *applicant*:
UBS AG

B. IRS Empl. Ident. No.:
98-0186363

C. Applicant's NFA ID #: 0338960   Applicant's CIK # (if any): 0001114446   Applicant's UIC # (if any): BFM8T61CT2L1QCEM9Q50

D. Applicant's Main Address: (Do not use a P.O. Box)

Number and Street 1: Bahnhofstrasse 45   Number and Street 2:

City: Zürich   State: Zürich   Country: Switzerland   Zip/Postal Code: 8001

E. Mailing Address, if different:

Number and Street 1:   Number and Street 2:

City: State: Country: Zip/Postal Code:

F. Business Telephone Number: +41-44-234 11 11
G. Website/URL: www.ubs.com
H. Contact Employee:

Name: Andrew Weg   Title: Executive Director

Telephone Number: +1 212 882-8829   Email Address: andrew.weg@ubs.com

I. Chief Compliance Officer designated by the *applicant* in accordance with Exchange Act Section 15F(k):

Name: Richard Kennedy   Title: Chief Compliance Officer

Telephone Number: +44 20736 64476   Email Address: richard.kennedy@ubs.com

EXECUTION:

The applicant consents that service of any civil action brought by or notice of any proceeding before the Securities and Exchange Commission in connection with the applicant's security-based swap activities, unless the applicant is a nonresident SBS Entity , may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 1E and 1F. If the applicant is a nonresident SBS Entity, it must complete Schedule F to designate a U.S. agent for service of process.

The undersigned certifies that he/she has executed this form on behalf of, and with the authority of, said applicant. The undersigned and applicant represent that the information and statements contained herein, including schedules attached hereto, and other information filed herewith are current, true and complete. The undersigned and applicant further represent that to the extent any information previously submitted is not amended such information is currently accurate and complete.

	UBS AG
Date (MM/DD/YYYY) 10-28-2021	Name of Applicant
By: *(signature)*	Robert Karofsky, President, UBS Investment Bank
Signature	Name and Title of Person Signing on *Applicant's* behalf

This page must always be completed in full.

DO NOT WRITE BELOW THIS LINE – FOR OFFICIAL USE ONLY